

David R. Coho · 3rd

Vice President of Finance and Operations at Biosortia Pharmaceuticals

Dublin, Ohio, United States · Contact info

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Biosortia Pharmaceuticals

Miami University

About

Results oriented entrepreneurial executive with demonstrated success in leading global operations, business modeling and budgeting with P&L accountability, leadership of international sales and operations divisions, innovation focused customer-centric product development, new product/system development and commercialization and col ...see more

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Experience

Vice President of Finance and Operations

Biosortia Pharmaceuticals

2012 - Present · 10 yrs 5 mos

Dublin, Ohio

Leading Biosortia's life science operations for the discovery of novel chemistry from the aquatic environment for Pharmaceutical drug discovery. ...see more

CFO

Univenture

Nov 2017 - Present · 4 yrs 7 mos

Central Ohio

Vice President of Business Development

Algaeventure Systems

2009 - Nov 2017 · 8 yrs 11 mos

Executive team member leading commercialization for AVS' technologies

...see more



ARPA-E | Changing What's Possible

Through the DOE's esteemed Advanced Research Projects Agency-Energy (ARPA-E), Algaeventure Systems received $6....

Univenture

14 yrs 1 mo

Business Unit Director, EnvyPak

2005 - 2009 · 4 yrs

Marysville, Ohio

Responsible for new market creation and business unit development of EnvyPak division, with specific focus on product design and development for th ...see more

Vice President of Marketing and Sales
1995 - 2009 · 14 yrs
Marysville, Ohio

Reported directly to the President and CEO
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Vice President of European Operations
Oct 2001 - Mar 2006 · 4 yrs 6 mos

Led Univenture Operations for Europe in Ireland
...see more

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Education

Miami University
BSBA, Finance, Marketing, Decision Sciences
1988 - 1992
Activities and societies: MUSF (Miami University Student Foundation) Executive Vice Chair,
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Open Door Christian School
1984 - 1988

Volunteering

Senior Pastor Advisory Group, Church Council, Finance and Stewardship Board
MeadowPark Church

Volunteer Coach
Dublin Soccer League
Jan 2012 - Jan 2015 · 3 yrs 1 mo

Volunteer coach
Dublin United Soccer League
Jan 2015 - Present · 7 yrs 5 mos

Skills

Strategic Planning · 7

Endorsed by John Edwards who is highly skilled at this

Endorsed by 2 colleagues at Univenture Inc.

Business Strategy · 3

Innovation Development

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Interests

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Miami University
213,585 followers

Arete Biosciences, LLC
438 followers

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